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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For August 30, 2005

                       DISTRIBUTION AND SERVICE D&S, INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                  Avenida Presidente Eduardo Frei Montalva 8301
                                    Quilicura
                                    Santiago
                                     Chile
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes [ ] No [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes [ ] No [X]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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    D&S APPEALS FIRST INSTANCE RULING IN LAWSUIT AGAINST DISCO AHOLD INTL.
                                HOLDINGS N.V.

     - Having the court of first instance of the Dutch Antilles issued a ruling adverse to the interests of D&S, the company has determined to resort before the instance of appeals.

     - One should recall that D&S maintains outstanding lawsuits against Disco Ahold Intl. Holdings and Royal Ahold, collecting a security created and seeking compensation for damages respectively, relating to the sale of the Ekono operation in Argentina.

    SANTIAGO, Chile, Sept. 6 /PRNewswire-FirstCall/ -- The court of first instance of the Dutch Antilles, rejected last night the claim of D&S against Disco Ahold seeking the payment of the unpaid balance of the sale price of the supermarkets Ekono in Argentina, some 46 million dollars, plus interests. The claim is based upon the fact that the Ahold group, buyer of the supermarkets, invoked to its favor the pesificacion (the conversion of certain US Dollar obligation into Argentine Peso obligations) rules approved in Argentina, in circumstances that in the purchase agreement it had freely assumed the obligation to pay the total balance of 90 million dollars, even in those conditions.

    One should recall that D&S has filed two legal actions related to the sale of its Ekono operation in Argentina:

    The first one, a claim seeking payment of a security created by Disco Ahold International Holdings N.V., company of the Antilles and the parent company of. Disco S.A., the buyer of Ekono, and also a subsidiary of Royal Ahold N.V., a Dutch company.

    The second, a claim seeking compensation for damages filed against Royal Ahold with documented bases -- both in writing and in-court depositions, in which it is shown that Royal Ahold, as the parent, instructed Disco and Disco Ahold not to comply with the agreed upon agreement.

    The base of legitimacy of these initiatives goes beyond questioning the validity or not of the process of Argentine pesificacion, since they seek 1) that the security created in dollars by the parent Disco Ahold International Holdings N.V., be honored by it, as guarantor of the transaction validly entered into and perfected by Disco S. A.; and, 2) the compensation of the damages that have been caused to the company by the conscious decision of the parent Royal Ahold not to comply a valid and binding contract.

    In opinion of Miguel Nunez, Corporate Finance Manager of D&S: "We are fully convinced that this is a symbolic case for corporate ethics, since the negotiation transcended the natural territorial environments, they being part and guarantors of the entire transaction, the controllers of Disco."

    "On the other hand, the complexity of the matter debated in the lawsuit, that never before had been presented in a court of the Dutch Antilles, does that a panel court, as it is the Court of Appeals of the Dutch Antilles, be an adequate jurisdictional forum to know and to resolve it. It should be added that we have recently initiated our action in The Netherlands, for which, in as far as it concerns to us, this matter is just beginning," he added.

    Regarding the impact that this ruling may have Mr. Nunez indicated: "while this matter is still pending to be resolved in a final ruling, in our opinion and in that of our lawyers, the sentence of first instance should not have no effect in the results of the company." Finally, he indicated: "I should also note that the Argentine, Dutch and Chileans lawyers maintain their diagnosis to have solid grounds so that, finally, our position shall prevail."

SOURCE  Distribucion y Servicio D&S S.A.
    -0-                             09/06/2005
    /CONTACT:  Isabel Ciuffardi or Cristina Karmy - Strategies,
+011-562-472-4400, isabel.ciuffardi@strategies.cl,
cristina.karmy@strategies.cl, both for Distribucion y Servicio D&S S.A./
    /Web site:  http://www.dys.cl /

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DISTRIBUCION Y SERVICIO D&S S.A.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                          DISTRIBUCION Y SERVICIO D&S S.A.

                                          By:  /s/ Miguel Nunez Sfeir
                                               ---------------------------------
                                               Miguel Nunez Sfeir
                                               Chief Financial Officer


Dated:  September 6, 2005